Filed by Viasat, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: RigNet, Inc.

(Subject Company Commission File No.: 001-35003)

This filing relates to the proposed merger involving Viasat, Inc., a Delaware corporation (“Viasat”), Royal Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and RigNet, Inc., a Delaware corporation (“RigNet”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 20, 2020, by and among Viasat, Acquisition Sub and RigNet.

The following Q&A was made available to certain Viasat employees on December 21, 2020:

Transaction summary: On December 21, 2020, Viasat announced it entered into a definitive agreement to acquire RigNet, a leading a leading provider of ultra-secure, intelligent networking solutions and specialized applications. This news is not the ‘acquisition closing.’

Q&A: About the transaction

What was announced today?

•	Viasat announced a definitive agreement to acquire RigNet.

•	RigNet is a leading provider of ultra-secure, intelligent networking solutions and specialized applications.

About RigNet

Who is RigNet? What do they do?

•	RigNet is a leading provider of ultra-secure, intelligent networking solutions and specialized applications—focused in energy | oil & gas, mining, shipping, maritime and additional enterprises.

•	They provide customized managed communications services, applications, real-time machine learning and cybersecurity solutions to enhance customer decision-making and business performance.

•	They offer a digital transformation bundle that accelerates technology adoption and empowers customers to be always connected, always secure, and always learning.

•	RigNet is headquartered in Houston, Texas.

•	Revenues: ~$243M (full year 2019 financials)

•	RigNet employs about 650+ employees.

How many customers does RigNet serve? Are any of them recognizable?

RigNet has 650+ customers (website stat here) with…

•	Approx. 1,200 onshore and offshore sites combined

•	Approx. 11,000 Industrial Internet of Things (IIoT) sites

Is RigNet public?

Yes, they trade on the NASDAQ – under the ticker RNET.

RigNet’s financial and stock performance have been mixed/weak. Why buy them now?

•

RigNet is a valuable strategic opportunity for Viasat – this move gives us immediate entry and leadership in broadband services for Energy | Oil & Gas and a global foundation to expand into adjacent industries ahead of the launch of ViaSat-3.

•

Near-term performance environment aside, RigNet is a strong company with great leadership, deep knowledge and outstanding customer relationships. The company has continued to evolve over the years—in a similar diversification strategy, which has enabled them to ‘weather the storm’ better than competitors.

Can you give a quick business area focus/overview of RigNet at a high level?

I looked up RigNet and there is a lot of content on their site about digital transformation? What is this?

•

RigNet delivers integrated technology services to customers seeking a competitive advantage through digital transformation—or the shift, realignment or fundamental change in business operations (changes to processes, people or systems/technology) to better align the company with its business strategy and vision.

•

RigNet provides this change through managed communications services, industry-leading cybersecurity, and breakthrough machine learning analytics, so that they can enable businesses that rely on distributed operations to reach new peaks of performance.

Rationale for deal

Why would Viasat want to buy RigNet?

This was a strategic and financial acquisition for us. Timing is good from a valuation and competitive perspective as we emerge from COVID-19. We have indicated the resiliency of our diverse businesses, which has positioned us to make strategic growth investments, like RigNet.

Financial rationale:

•	This transaction will be immediately accretive to cashflow and is expected to modestly improve our leverage position.

•	Attractive potential synergies from a cost perspective, plus revenue upside.

Strategic rationale:

•	Accelerates Viasat’s presence in new industries: adjacent to our existing operations;

•

Strategic growth: ability to leverage global enterprise experience, support infrastructure and back office systems into other global enterprise service industries (i.e. Maritime, Shipping, Enterprise, etc.);

•

De-risks global growth aligned with ViaSat-3 due to RigNet’s strong global presence: serves customers in over 50 countries, 650+ employees, strong management team and deep domain expertise, among other factors; and

•	Well-developed technology that align with digital transformation trends: Machine Learning, Artificial Intelligence, SD-WAN, enterprise cybersecurity, etc.

Fossil fuels are increasingly out of favor, with the E&P industry reducing production and capital expenditure. Isn’t this a shrinking market – why buy in now?

•	Oil and gas exploration isn’t disappearing, and enhanced communications to offshore platforms will always be needed.

•

Oil and gas companies are focused on recognizing the benefits of digital transformation to improve their financial and operational performance. RigNet’s solutions help enable this transformation. Additionally, many of the world’s largest oil and gas companies are expanding into the renewable energy space and this combination will allow Viasat and RigNet to offer new services to meet the world’s growing and changing energy demands.

•

Most importantly to us is the global foundation and expertise RigNet brings and delivering managed communications services across oceans – this is vital to optimizing returns from our global Ka-band platform as we expand into adjacent industries like shipping, maritime, etc.

•	From a valuation perspective we also think the current oil and gas environment makes this a good time for us to make a move.

Can Viasat afford an acquisition right now—during these challenging COVID times?

•	We have said the resiliency and diversity of our business during the pandemic has put us in a position to make strategic investments.

•	RigNet represents a great opportunity at the right time to further accelerate our global broadband strategy in new, interesting industries.

Does this acquisition take away from our ViaSat-3 focus?

No, it’s part of the plan. This acquisition helps Viasat grow on the ViaSat-3 services side:

•	New industries – Energy | Oil & Gas, Maritime, Enterprise, and others.

•

New geographic growth – RigNet serves customers in 50+ countries with over 650 employees, with more than 50% of its employees overseas. We see RigNet’s strong global support infrastructure and operations foundation as enablers to help accelerate our global expansion strategy.

Are we getting technology with this deal?

Yes, in addition to customers, Viasat is acquiring RigNet’s digital transformation portfolio. RigNet’s digital transformation toolset includes:

•	Managed Communications: its end-to-end managed communications and connectivity service capabilities, like SD-WAN;

•	Cyphre™ cyber security product-line;

•	Large-scale applications and industrial internet of things (IIoT) offering; and

•	Intelie Live™ real-time machine learning and artificial intelligence (AI) analytics platform.

Integration

What happens next?

The two companies will begin working on how RigNet will fit into Viasat after the close of the deal. The period between announcing the deal and closing the deal is known as the “integration planning” period. Each company will identify certain individuals who will be part of integration efforts.

HOWEVER, UNTIL WE CLOSE, IT IS IMPORTANT TO RECOGNIZE THAT RIGNET AND VIASAT REMAIN TWO DISTINCT PUBLIC COMPANIES. YOU SHOULD NOT SHARE INFORMATION WITH ANYONE FROM RIGNET WITHOUT THE APPROVAL OF SOMEONE ON THE INTEGRATION TEAM. IT IS IMPORTANT THAT SOME THINGS, LIKE CUSTOMER PRICING, REMAIN CONFIDENTIAL BECAUSE THERE IS ALWAYS A POSSIBILITY THAT THE ACQUISITION IS NOT APPROVED.

DO NOT RESPOND TO INFORMATION REQUESTS FROM OUTSIDE THE COMPANY. ALL REQUESTS SHOULD GO THROUGH A VIASAT EMPLOYEE ON THE INTEGRATION TEAM.

Who will be leading the integration team?

The integration team will be led by Jerry Goodwin. All communication and interaction with RigNet must be run through Jerry and the integration team.

Will any Viasat jobs be impacted resulting from this deal?

We do not expect that this deal will result in any impact to Viasat positions.

Will there be broad organizational changes because of this?

As with any M&A activity, we’ll continue to evaluate how best to integrate and align both organizations.

Do you anticipate any changes with our current capacity deals due to this acquisition?

We do not expect significant changes after the close. Existing bandwidth contracts and end customer equipment will drive the pace of change. Once ViaSat-3 is in service, we will have options to reduce external lease costs.

What should I do if someone from a satellite operator calls me? Is there a Viasat contact I should send them to?

Yes, refer these inquiries to Jerry Goodwin.

When will the deal close?

The proposed acquisition is expected to close mid-calendar year 2021, subject to the satisfaction of regulatory approvals and other customary closing conditions.

Will RigNet come over to the Viasat brand?

Today, the deal is not closed; we are only announcing our intent to acquire—so it is a bit early for us to discuss integration plans at this time. More details will be shared during the integration phase, post-acquisition close.

Are there RigNet employees joining Viasat? How many? When?

•	We anticipate preserving RigNet’s operations; Viasat believes employees are an extremely valuable part of any organization’s global operations.

•	We will provide more details during the integration phase, post-acquisition close.

Will Viasat keep RigNet’s HQ in Houston?

•	We anticipate the RigNet team will continue to operate from Houston, Texas.

•	We will provide more details during the integration phase, post-acquisition close.

How many total offices does RigNet have? And will these all transition too?

•	RigNet has 27 offices and operates in 52 countries. (website stat here).

•	We will provide more details during the integration phase, post-acquisition close.

How will RigNet fit into Viasat from a cultural perspective?

•	Culture is a critical factor when assessing M&A opportunities.

•	We felt RigNet had similar philosophies.

•	The Viasat executive team felt there was a strong cultural team alignment with RigNet:

•	Great team: stand-out among peers; strong management team

•	Strong execution in difficult times: performed strong relative to peers

•	Sector innovator: constantly pushing the boundaries of new applications

Where will RigNet report when they officially join Viasat?

Post-close, the RigNet business would report financially and organizationally through the Global Enterprise and Mobility business unit (Jimmy Dodd’s organization).

Additional Information and Where You Can Find It

Viasat will file with the SEC a registration statement on Form S-4, which will include the proxy statement of RigNet that also constitutes a prospectus of Viasat (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIASAT, RIGNET, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Viasat’s website at https://www.viasat.com (for documents filed with the SEC by Viasat) or on RigNet’s website at https://www.rig.net (for documents filed with the SEC by RigNet).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Viasat, RigNet, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Viasat’s directors and executive officers is contained in Viasat’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020 and its Definitive Proxy Statement on Schedule 14A, dated July 23, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of RigNet is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 11, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 30, 2020.

Forward-Looking Statements

This communication contains forward-looking statements regarding future events that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which Viasat and RigNet operate and the beliefs and assumptions of their respective management. The parties use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” variations of such words and similar expressions to identify forward-looking statements. Forward looking statements include, among others, statements that refer to the benefits of and realization of synergies from the RigNet acquisition, including expected resulting enhancements to Viasat’s systems and services and the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Viasat, RigNet or the combined company; integration activities; the anticipated value of the combined business to Viasat and stakeholders; the expected performance of RigNet’s technologies; expected impact of the acquisition on Viasat’s results of operations and financial condition; anticipated growth and trends in the business or key markets of Viasat, RigNet and the combined company; the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions; and plans, objectives and strategies for future operations. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Factors that could cause actual results to differ include: risks and uncertainties related to the pending merger, including the failure to obtain, or delays in obtaining, required regulatory approval; the risk that such approval may result in the imposition of conditions that could adversely affect Viasat, RigNet or the expected benefits of the proposed transaction; the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; the ability of Viasat to successfully integrate RigNet operations, technologies and employees; the ability to realize anticipated benefits and synergies of the acquisition, including the expectation of enhancements to Viasat’s products and services, greater revenue opportunities, operating efficiencies, and cost savings; the ability to ensure continued performance and market growth of RigNet’s business; changes in the global business environment and economic conditions; the availability and cost of credit; the ability to successfully develop, introduce, and sell new products and enhancements; changes in relationships with key customers, suppliers, distributors, resellers, and others as a result of the acquisition; Viasat’s and RigNet’s reliance on a limited number of third parties to manufacture and supply their respective products; the risk of litigation or regulatory actions to Viasat and/or RigNet; inability to retain key personnel; the impact of the COVID-19 pandemic on Viasat’s and RigNet’s business, suppliers, customers, and employees or the overall economy; and other factors affecting the communications industry generally. In addition, please refer to the risk factors contained in Viasat’s and RigNet’s SEC filings available at www.sec.gov, including Viasat’s and RigNet’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and such reports that are subsequently filed with the SEC, including the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Viasat undertakes no obligation to update or revise any forward-looking statements for any reason.